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E-Mail: dgottlieb@cgsh.com

September 20, 2011

BY EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—HSBC Holdings plc (“HSBC”) Form 20-F for Fiscal Year Ended December 31, 2010 and Form 6-K filed August 5, 2011— File No. 001-14930

Dear Ms. Hayes:

We appreciated the opportunity to speak with your colleague Sebastian Gomez Abero on September 20 in connection with the comment letter that was received on September 14, 2011 relating to HSBC’s Form 20-F for Fiscal Year 2010 and Form 6-K filed August 5, 2011.  As discussed, HSBC intends to respond to the comments by no later than October 21, 2011.

Ms. Suzanne Hayes, p.  2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time.  You can reach me in London at +44 20 7614 2230.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Ms. Stephanie Hunsaker, Securities and Exchange Commission
Ms. Celia Soehner, Securities and Exchange Commission
Mr. Sebastian Gomez Abero, Securities and Exchange Commission
Mr. Iain J. Mackay, HSBC Holdings plc
Mr. Russell Picot, HSBC Holdings plc
Mr. Conrad Dixon, HSBC Holdings plc